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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Essex Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

176 Westbrook Rd, P.O. Box 999
(No. and Street)

Essex (City) CT (State) 06426 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Terribile 860-767-4300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whittlesey & Hadley P.C.
(Name – *if individual, state last, first, middle name*)

147 Charter Oak Ave (Address) Hartford (City) CT (State) 06106-5100 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
RECEIVED
JAN 29 2008
Office of Compliance Inspection and Examinations

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/21

OATH OR AFFIRMATION

I, William J. Terribile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Essex Financial Services, Inc, as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Fin Op
Title

[signature]
Notary Public

My Commission Expires Dec. 31, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

November 15, 2007

Mr. William J. Terribile, Jr., Compliance Officer
Essex Financial Services, Inc.
176 Westbrook Road
Essex, CT 06426

Dear Mr. Terribile:

In planning and performing our audit of the financial statements of Essex Financial Services, Inc. (the Company) as of and for the year ended September 30, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. Although our audit was not designed to provide assurance on the internal control, we noted no matters involving the internal control or its operation, nor did we find any material inadequacies to exist between the original filing of the FOCUS IIA and the net capital report in the Audited Annual Report.

There were no audit adjustments or significant unbooked adjustments. The reconciliation of the Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements, which appears in the Company's audited financial statements, agrees to the amended FOCUS report as filed by the Company for the period ended September 30, 2007.

Our understanding is that the Company filed its original FOCUS report for the September 30, 2007 quarter prior to its accountants preparing and providing to the Company the necessary and normal year-end closing adjustments. These adjustments were recorded to the Company's books and records prior to our audit of the financial statements. We found no items requiring adjustment during the course of our audit.

If you require any additional information regarding this matter, please do not hesitate to contact us.

Sincerely,

Whittlesey & Hadley, P.C.

Whittlesey & Hadley, P.C.

Essex Financial Services

Audited Financial Statements

For Regulatory Filing

September 30, 2007

Table of Contents

Report of Independent Auditors 1

Statements of Financial Condition 2

Statements of Income 3

Statements of Changes in Stockholders' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

1. Description of Business *6*

2. Basis of Presentation *6*

3. Summary of Significant Accounting Policies *6*

4. Financial Instruments *7*

5. Net Capital and Other Regulatory Requirements *8*

6. Operating Leases *8*

7. Rent *8*

8. Income Taxes *9*

9. Profit Sharing Contributions *10*

10. Concentrations of Credit Risk *10*

11. Related Party Transactions *10*

Schedule 1 .... **11**

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission *11*

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

Report of Independent Auditors

To The Board of Directors of
Essex Financial Services, Inc. and
Essex Savings Bank

We have audited the accompanying statement of financial condition of Essex Financial Services, Inc. (the "Company") as of September 30, 2007 and 2006 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Essex Financial Services, Inc. at September 30, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as whole.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
November 15, 2007

Statements of Financial Condition

September 30, 2007 and 2006

	2007	2006
ASSETS		
Cash	$ 1,751,020	$ 960,871
Receivables from brokers or dealers	47,395	41,436
Other income receivable	432,562	354,972
Furniture, equipment, and leasehold improvements, net of accumulated depreciation of $566,178 and $577,473 at September 30, 2007 and 2006 respectively	232,915	211,737
Intangible asset, net	27,263	49,073
Other assets	205,785	159,425
Total assets	$ 2,696,940	$ 1,777,514
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$ 706,960	$ 423,537
Deferred revenue	328,116	256,886
Dividend payable	97,500	97,500
Other liabilities	317,886	100,151
Total liabilities	1,450,462	878,074
Commitments and contingent liabilities	-	-
Stockholders' equity		
Common stock, no par value; 2,000 shares authorized; 500 shares issued and outstanding	502,000	502,000
Retained earnings	744,478	397,440
Total stockholders' equity	1,246,478	899,440
Total liabilities and stockholders' equity	$ 2,696,940	$ 1,777,514

See accompanying notes to financial statements.

Statements of Income

For the years ended September 30, 2007 and 2006

	2007	2006
Commission and other income		
Commissions on transactions in exchange listed equity securities executed on an exchange	$ 344,675	$ 455,733
Commissions from other securities	(104,799)	(125,830)
Revenue from sales of investment company shares	1,145,604	1,054,571
Fees for account supervision, investment advisory and administrative services	7,821,923	6,621,389
Other income	1,422,801	461,667
Total commission and other income	10,630,204	8,467,530
Expenses		
Salaries and employment costs for stockholder officers	917,343	685,984
Other employee compensation and benefits	5,215,783	4,295,957
Regulatory fees and expenses	53,174	38,408
Other expenses	2,727,954	2,339,729
Total expenses	8,914,254	7,360,078
Income before provision for income tax expense	1,715,950	1,107,452
Provision for income tax expense	699,936	438,476
Net Income	$ 1,016,014	$ 668,976

See accompanying notes to financial statements.

Statements of Changes in Stockholders' Equity

For the years ended September 30, 2007 and 2006

	Common stock	Retained earnings	Total stockholders' equity
Balance at September 30, 2005	$ 502,000	$ 118,464	$ 620,464
Net income	-	668,976	668,976
Dividends paid and accrued	-	(390,000)	(390,000)
Balance at September 30, 2006	502,000	397,440	899,440
Net income	-	1,016,014	1,016,014
Dividends paid and accrued	-	(668,976)	(668,976)
Balance at September 30, 2007	$ 502,000	$ 744,478	$ 1,246,478

See accompanying notes to financial statements.

Statements of Cash Flows

For the years ended September 30, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income	$ 1,016,014	$ 668,976
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	74,520	71,345
Provision for deferred income tax expense	18,700	30,300
Loss on disposition of assets	22	541
Net change in:		
Receivables from brokers or dealers	(5,959)	(210)
Other income receivable	(77,590)	(170,838)
Other assets	(46,360)	(63,467)
Accrued expenses	283,423	208,864
Deferred revenue	71,230	100,037
Other liabilities	199,035	(157,382)
Net cash provided by operating activities	1,533,035	688,166
Cash flows from investing activities		
Purchase of furniture, equipment and leasehold improvements	(73,910)	(87,196)
Net cash used by investing activities	(73,910)	(87,196)
Cash flows from financing activities		
Dividends paid	(668,976)	(383,147)
Net cash used by financing activities	(668,976)	(383,147)
Increase in cash and cash equivalents	790,149	217,823
Cash and cash equivalents at beginning of period	960,871	743,048
Cash and cash equivalents at end of period	$ 1,751,020	$ 960,871

Supplemental disclosures

Cash paid during the year for:

	2007	2006
Interest expense	$ 333	$ -
Income taxes	$ 464,176	$ 589,104

See accompanying notes to financial statements.

Notes to Financial Statements

1. Description of Business

Essex Financial Services, Inc., (the "Company") is a fully disclosed introducing broker-dealer and registered investment advisor. The Company is member of the Financial Industry Regulatory Authority (FINRA), formerly known as the National Association of Securities Dealers (NASD) and is a member of the Securities Investors Protection Corporation (SIPC). Commissions and investment advisory fee income is generated in connection with sales of securities, insurance products and investment advisory services.

2. Basis of Presentation

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles for business enterprises in general. However, broker-dealers are further subject to Rule 17a-5 of the Securities and Exchange Commission (the SEC) and the Financial and Operational Combined Uniform Single (FOCUS) report there under. That rule prescribes the presentational format of the accompanying financial statements as well as additional disclosures.

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Included in cash is a $100,000.00 clearing deposit required to be held at Pershing, the Company's clearing agent, as a condition of its contract.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and improvements are stated at cost less accumulated depreciation.

Major expenditures for property and equipment and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. Assets retired, or otherwise disposed of, are eliminated from the asset accounts along with related amounts of accumulated depreciation. Any gains or losses from disposals are included in income.

Depreciation is computed over the estimated useful life of the respective asset, ranging from three years to thirty-nine years. Depreciation expense for the year ended September 30, 2007 and 2006 of $52,710 and $49,536 respectively, was computed using the straight line and accelerated methods.

Commissions and Investment Advisory Income

Commissions earned and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees are received quarterly in advance, and are recognized as earned on a pro rata basis over the term of the related investment advisory service period.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will be taxable when the assets and liabilities are recovered or settled.

Advertising Costs

The Company expenses all advertising costs as they are incurred. Total advertising costs were $41,096 and $55,384 for the year ended September 30, 2007 and 2006, respectively.

Intangible Asset

In December, 2003, the Company paid certain fees related to client retention in the amount of $109,050. These costs have been capitalized and are being amortized on a straight line basis over a five year period. Accumulated amortization was $81,787 and $59,977 at September 30, 2007 and 2006, respectively.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Tax Positions." This Interpretation clarifies the application of SFAS. No. 109, "Accounting for Income Taxes," by establishing a threshold condition that a tax position must meet for any part of the benefit of that position to be recognized in the financial statements. In addition to recognition, FASB Interpretation No. 48 provides guidance concerning measurement, derecognition, classification, and disclosure of tax positions. On November 7, 2007, the FASB voted to defer the effective date for nonpublic companies to fiscal years beginning after December 15, 2007. Adoption of this Interpretation is not expected to have a significant impact on the results of operations and financial condition.

4. Financial Instruments

Cash and cash equivalents are financial instruments for which the carrying value equals fair value. The Company has no financial instruments with off-balance sheet risk.

Notes to Financial Statements

5. Net Capital and Other Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2007, the Company's regulatory net capital of $477,722 exceeded required net capital by $383,618. Aggregate indebtedness was $1,411,562, resulting in a ratio of aggregate indebtedness to net capital of approximately 2.95 to 1.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, therefore is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 under Paragraph (k)(2)(ii) thereof.

6. Operating Leases

The Company leases a motor vehicle and various office equipment under operating leases. The future minimum lease payments under these leases are as follows:

	Amount
Year ending September 30, 2008	$ 53,156
2009	35,490
Total minimum lease payments	$ 88,646

7. Rent

The Company entered into a ten year lease agreement in 1998 to rent its office space from Rafal Family Limited Liability Company, a related party. The lease calls for an annual fixed rent of $143,220 plus real estate taxes, and common area charges assessed against the premises. The Company has three renewal options for terms of five years each.

The following is a schedule of the future minimum rental payments called for under the lease:

	Amount
Year ending September 30, 2008	$ 95,480

Rent expense for the year ended September 30, 2007 and 2006 was $158,391 and $157,791, respectively.

8. Income Taxes

The provision for income tax expense for the year ended September 30, 2007 and 2006 consists of the following components:

	2007		
	Current	Deferred	Total
Federal income tax expense	$536,189	$ 15,100	$ 551,289
State income tax expense	145,047	3,600	148,647
Provision for income tax expense	$681,236	$ 18,700	$ 699,936

	2006		
	Current	Deferred	Total
Federal income tax expense	$335,884	$ 24,450	$ 360,334
State income tax expense	72,292	5,850	78,142
Provision for income tax expense	$408,176	$ 30,300	$ 438,476

The Company's total deferred tax assets at September 30, 2007 and 2006 consist of the following:

	2007	2006
Deferred tax assets		
Expenses recorded for books but not tax	$ 12,500	$ 24,700
Deferred tax liabilities		
Depreciation expense	(51,400)	(44,900)
Net deferred tax (liabilities) assets	$ (38,900)	$ (20,200)

Notes to Financial Statements

9. Profit Sharing Contributions

The Company maintains a 401(k) profit sharing plan for all eligible employees. Total contributions to the Plan for the fiscal year ended September 30, 2007 and 2006 was $199,312 and $185,868, respectively.

10. Concentrations of Credit Risk

The Company maintains its cash in local financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per institution. At September 30, 2007, uninsured cash balances were approximately $1,554,000.

The Company also maintains cash equivalents, consisting of money funds, which are not insured by Federal Depository Insurance. These money funds are held in brokerage accounts and are protected by, and subject to the limitations of, SIPC and the Gulf Insurance Company. At September 30, 2007, the money funds balances were approximately $113,000.

11. Related Party Transactions

The Company paid management fees of $360,000 to Essex Savings Bank, a related party, during the year ended September 30, 2007.

Schedule 1

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
September 30, 2007

Computation of Net Capital:		
Total stockholders' equity		$ 1,246,478
Deductions -		
Non-allowable assets:		
Furniture, equipment, and leasehold improvements, net	$ 232,915	
Commissions receivable - 12B-1 fees	302,792	
Other assets	233,049	
Total non-allowable assets		768,756
Net capital before haircuts on securities positions		477,722
Haircuts on securities - other securities		-
Net capital		$ 477,722
Aggregate Indebtedness:		
Accounts payable, accrued expenses and other liabilities		$ 1,411,562
Total aggregate indebtedness		$ 1,411,562
Computation of basic net capital requirement:		
Net capital requirement, greater of -		
Minimum net capital required, 6-2/3% of aggregate indebtedness		$ 94,104
Defined minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 94,104
Excess net capital		$ 383,618
Excess net capital at 1000%		$ 336,566
Ratio of aggregated indebtedness to net capital		2.95
Reconciliation of net capital with computation included in Part IIA of Form X-17A-5 as of September 30, 2007:		
Net capital, as reported in Part IIA (unaudited) FOCUS report		$ 477,722
Audit adjustments:		
None	$ -	
		-
Net capital		$ 477,722

END